Exhibit 99.1

May 13, 2015

Dear Fellow Shareholders,

On January 27, 2015, the Boards of Directors for Farmers National Banc Corp. (“FMNB”) and National Bancshares Corporation (“NBOH”) agreed to merge these two high-quality institutions to create the third largest community bank headquartered in Northeastern Ohio1 (the “Merger”). Doing so will enable us to have the strength and resources to properly care for our communities and markets over the long term, while producing attractive returns for all investors along the way.

WE NEED YOUR VOTE OF SUPPORT IN ORDER TO TAKE

THIS CRITICAL STRATEGIC STEP FORWARD.

The principal terms of the Merger are featured in the “Deal At-a-Glance” page that immediately follows this letter, and explained in greater detail within the joint proxy statement/prospectus that accompanies this letter. We believe this deal is in the best long-term interests of our employees, customers, investors and communities for numerous reasons because it:

•	Combines NBOH’s attractively growing loan portfolio with our deep wealth management resources and strong capital base

•	Creates exciting opportunities that accelerates our growth and geographic footprint

•	Enhances the depth and breadth of the leadership team, as well as fortifies the Board of Directors

•	Preserves the venerable Farmers brand, our “customer-first” culture and emphasis on superb service

•	Expands our ability to be an active corporate citizen in our communities and serve as an economic development engine in the region

•	Provides even greater professional development opportunities for our employees

•	Improves liquidity and augments long-term value creation for shareholders

Together, our organization would have 33 branches and approximately $1.7 billion in assets. Loans and deposits each would be in excess of $1 billion. And, with an anticipated market capitalization of approximately $200 million, we would be well-positioned to become a member of the Russell 2000 Index.

FMNB and NBOH will each hold a special meeting of its shareholders to vote on the adoption and approval of the Merger. The special meeting of FMNB’s shareholders will be held at 10:00 a.m., local time, on June 12, 2015, at Farmers’ main office at 20 South Broad Street, Canfield, Ohio 44406. The special meeting of NBOH’s shareholders will be held at 10:00 a.m., local time, on June 12, 2015, at the Operations Center of the First National Bank of Orrville at 1444 N. Main Street, Orrville, Ohio 44667.

Enclosed is the proxy statement that both FMNB and NBOH are using to solicit proxies for use at their respective special meetings of shareholders to vote on the Merger. It is also a prospectus relating to Farmers’ issuance of its common shares in connection with the Merger. This joint proxy statement/prospectus describes FMNB’s special meeting, NBOH’s special meeting, the Merger proposal and other related matters.

The Boards of Directors of FMNB and NBOH each recommend that shareholders vote “FOR” the adoption and approval of the Merger.

The Boards of Directors of FMNB and NBOH each recommends that shareholders vote “FOR” the adoption and approval of the Merger Agreement, as well as “FOR” the approval of the adjournment of the special meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to adopt and approve the Merger Agreement.

Whether or not you plan to attend your company’s special meeting, you are urged to vote by completing, signing and returning the enclosed proxy card in the enclosed postage-paid envelope. Not voting by proxy or at the special meeting will have the same effect as voting against the adoption and approval of the Merger Agreement.

On behalf of our fellow Board members and leadership teams, as well as the men and women who we have the honor of calling our colleagues, we thank you for your careful consideration of this important transaction. We encourage you to read the joint proxy statement/prospectus, including the materials incorporated by reference into the joint proxy statement/prospectus, carefully. If you have any questions, please feel free to reach out to either of us directly.

Sincerely,	Sincerely,

Kevin J. Helmick	Mark R. Witmer
President and Chief Executive Officer	President and Chief Executive Officer
Farmers National Banc Corp.	National Bancshares Corporation

FMNB-NBOH DEAL AT-A-GLANCE

Purchase Price:	$74.0 million based on FMNB’s 20-day volume weighted average price of $7.97 as of January 26, 2015

Valuation Metrics:	Deal value/tangible book value of 155%[1]

Deal value/ LTM Earnings of 12.5x1

Core deposit premium of 6.8%[1,2]

Structure:	Each shareholder of NBOH will be entitled to elect to receive $32.15 per share in cash or 4.034 shares of FMNB, subject to 80% of the NBOH shares being exchanged for stock and 20% for cash

Key Financial Contributions:	Accretive to FNMB’s 2016 earnings by more than 20%[3] Estimated internal rate of return in excess of 20%

Post-Merger Management:

NBOH Directors James R. Smail and Howard Wenger will join FMNB Board Kevin J. Helmick remains president and chief executive officer

Mark Witmer becomes senior executive vice president, chief community banking officer for FMNB

(1)	Deal pricing metrics based on aggregate $74.0 million deal value and NBOH 12/31/14 financials
(2)	Core deposit premium defined as aggregate deal value less NBOH’s tangible equity divided by NBOH’s deposits less time deposits > $100k
(3)	Assuming fully phased in cost savings